Teotitlán del Valle Cultural Community Center, Mexico Juan Romero President CEMEX Mexico Exhibit 4

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

Solid growth in EBITDA generation 10% 36.4% 2017 Like-to-like Var. cost & dist. Fixed cost & other EBITDA Margin EBITDA Variation ($ M) 37.0% 37.0% 11% 0.6pp

Data considers CIF prices Domestic gray cement. Prices for this product, in local-currency terms, are up 4% from December 2017 to February 2018. CAGR from 2014 to 2017 Disciplined pricing strategy paying off Cement(2) (LC/ton) Ready-mix (LC/ton) Aggregates (LC/ton) Price by Business Segment(1) (3) (3) (3) ‘16 ‘14 ‘17 ‘15 ‘14 ‘16 ‘17 ‘15 ‘14 ‘17 ‘16 ‘15

1) Clinker/cement Continuing to improve operational efficiency Alternative Fuels Substitution (%) Kiln Stoppages (days) Clinker Factor(1) (%) +5pp 75% 75% -1.4pp 74% 75% -138 ‘16 ‘14 ‘17 ‘15 ‘14 ‘16 ‘17 ‘15 ‘14 ‘17 ‘16 ‘15

Delivering strong EBITDA margin expansion EBITDA Margin +5.6pp

And sustained improvement in working capital Working Capital (Average Days) Unlocked ~$160 M in average working capital during 2017 -10 9 32 36

Market fundamentals remain strong Drivers Challenges NAFTA negotiations Electoral cycle Tightening monetary policy Growing housing & infrastructure needs Solid demand from middle class expansion Strong U.S. growth Sustainable benefits from structural reforms

Source: GDP Banxico expectations survey, CEMEX estimates for construction GDP Growth is expected to continue GDP Growth (%) Construction GDP Growth (%) ‘14 ‘18e ‘16 ‘15 ‘17 ‘14 ‘15 ‘16 ‘17 ‘18e Supported by service, manufacturing & construction sectors Construction growth picking up 3.2 3.8 3.3 2.6 GDP excluding petroleum & gas extraction

Cement demand accelerating in most sectors Formal Housing Government commitment to tackle housing needs Growing housing deficit as inventories decrease Reconstruction process highly focused on housing Stable job creation continues Solid remittance inflows Reduced funding for transportation ministry Partially offset by airport investment Potential contribution from PPP’s projects Self- Construction Industrial & Commercial Infrastructure Positive growth in commercial & tourism Pick up in manufacturing activity NAFTA uncertainty delays investment

Investing to leverage on dynamic markets Tepeaca Phase 1: 1.5 M tons by 2019 Production cost efficiencies Logistics network optimization 0.4 M tons by 2018 Huichapan Capture growth in key markets

We have a clear strategy Continue building on our pricing strategy Bolstering our market position Reflecting cost inflation Through differentiated value propositions

Creating a competitive advantage through a digitally-enabled customer experience +3,500 customers using the platform +22,000 transactions have been made Nationwide implementation started Nov’17 100% Coverage expected across all businesses +6,000 customers by end 2018 New solutions as order process is expedited

Largest building materials retail network in the country Financing Loyalty program Construrama supply Professional- ization Construrama 4.0 Renewed franchise Salesforce Logistics network Virtual store ... +1,800 Construrama stores +600 cities nationwide +780 store owners

What you should expect from us Achieve and sustain Zero for Life Build a superior customer experience Leverage our pricing efforts while focusing on market share recovery Reinforce cost containment efforts Sustain working capital efficiencies